Lavoro Announces Receipt of Non-Compliance Notice from Nasdaq Regarding Delayed Filing of Form 6-K Interim Financial Information

SÃO PAULO – July 14, 2025 (GLOBE NEWSWIRE) — Lavoro Limited (Nasdaq: LVRO, LVROW) announced today that, as expected, it received a notice of non-compliance (the “Notice”) from Nasdaq Stock Market LLC (“Nasdaq”) on July 10, 2025. The Notice indicated that the Company was not in compliance with Nasdaq Listing Rule 5250(c)(2) as a result of the delayed filing of its Form 6-K reporting interim financial information for the six-month period ended December 31, 2024 (the “interim financial information”).
This notification has no immediate effect on the listing of the Company's securities on Nasdaq.
As the Company previously announced, the delay in the filing of the Company’s interim financial information is due to the complexities associated with the EJ Plan announced last month.
Nasdaq has informed the Company that it must submit a plan by September 8, 2025, 60 days from the Nasdaq letter received on July 10, 2025, in connection with the Notice, to address how it intends to regain compliance with Nasdaq's listing rules. If a plan is accepted, Nasdaq can grant an exception of up to 180 calendar days from the due date of the filing of the Company’s Form 6-K reporting the interim financial information, or until December 29, 2025, to regain compliance.
Lavoro expects to submit its plan to Nasdaq by the September 8 deadline.

About Lavoro
Lavoro is Brazil's largest agricultural inputs retailer and a leading producer of agricultural biological products. Lavoro's shares and warrants are listed on the Nasdaq stock exchange under the tickers "LVRO" and "LVROW." Through its comprehensive portfolio of products and services, the company empowers small and medium-size farmers to adopt the latest emerging agricultural technologies and enhance their productivity. Founded in 2017, Lavoro has a wide geographical presence across Latin America, operating in Brazil, Colombia, Uruguay, and Ecuador. Learn more about Lavoro at ir.lavoroagro.com.

Contact
Julian Garrido
julian.garrido@lavoroagro.com
Tigran Karapetian
tigran.karapetian@lavoroagro.com
Fernanda Rosa
fernanda.rosa@lavoroagro.com